Exhibit 99.1

N E W S    R E L E A S E

FIRSTCITY FINANCIAL CORPORATION TO BE ACQUIRED BY VÄRDE PARTNERS, INC.

FirstCity Stockholders to Receive $10.00 Per Share in Cash in $225 Million Transaction

Transaction Enhances Implementation of FirstCity’s Long-Term Strategic Goals

Waco, TX and Minneapolis, MN — December 21, 2012 — FirstCity Financial Corporation (NASDAQ: FCFC, “FirstCity” or “the Company”) and Värde Partners, Inc. (“Värde”) announced today that they have entered into a definitive merger agreement under which certain funds managed by Värde will acquire FirstCity.  Under the terms of the merger agreement, FirstCity stockholders will receive $10.00 per share in cash for each share of FirstCity stock they own.  The transaction is valued at $224.9 million, including debt.

The $10.00 per share consideration represents a 20.5% premium to the closing price of FirstCity’s shares on December 20, 2012, and a 22.8% premium to the 30-day average closing price of $8.14.  The transaction is expected to close in the first half of 2013.

FirstCity’s Board of Directors, based on the recommendation of a Strategic Review Committee comprised entirely of independent directors, reviewed and unanimously approved the transaction and has resolved to recommend that FirstCity’s stockholders approve and adopt the merger agreement.  In addition, each member of FirstCity’s Board of Directors and senior management team has entered a support agreement through which they have agreed, among other things, to vote their shares, representing 16.6% of the total outstanding shares of the Company, in favor of the approval and adoption of the merger agreement.

Värde and certain of its affiliates have worked with FirstCity since 1993 and have co-invested in a substantial majority of FirstCity’s U.S. distressed asset acquisitions since 2009.  Over the past several years, Värde and FirstCity have jointly invested over $800 million to purchase distressed assets with an unpaid principal balance of over $1.4 billion.

“This transaction delivers compelling and immediate cash value for our stockholders, and reflects an important next step in FirstCity’s development,” said James T. Sartain, President and Chief Executive Officer of FirstCity.  “FirstCity and Värde have worked together successfully for nearly 20 years, and we are confident that with the continued support of our dedicated employees we will build on that history together in the years to come.”

“We are very excited about the strategic acquisition of FirstCity, which is a best-in-class commercial loan servicing company that also holds an attractive portfolio of distressed commercial real estate assets,” said Jason Spaeth, a Managing Partner of Värde.  “Having worked closely with FirstCity for many years, I am highly confident in its ability to capitalize on current and future market opportunities.  We look forward to pursuing those opportunities with FirstCity’s high-performing professionals going forward.”

“Our Board of Directors carefully considered various potential strategic alternatives, with the assistance of our advisors and, following such review, our Board of Directors unanimously approved this transaction, which provides an attractive cash valuation to our stockholders,” said William P. Hendry, Chairman of the Board of Directors of FirstCity.  “Additionally, Värde’s funds provide a dependable source of liquidity to FirstCity, which will allow the Company to pursue future investment opportunities.”

Upon closing of the transaction, Mr. Sartain (64), intends to retire from FirstCity, and will join Värde as a consultant.  Following the closing of the merger, Mark B. Horrell, Senior Vice President and FirstCity’s Head of U.S. Acquisitions, will serve as Chief Executive Officer.  Additionally, Terry R. DeWitt, Senior Vice President and FirstCity’s Head of Global Acquisitions, and James C. Holmes, Senior Vice President and Managing Director of FirstCity, will become Chief Credit Officer and Chief Operations Officer, respectively, and will assist Mr. Horrell in leading the operations of the Company following the closing of the transaction.  FirstCity will retain its headquarters in Waco and will maintain its office in Dallas, Texas.

On behalf of the Board of Directors, Mr. Hendry said, “The Board would like to thank Jim Sartain for his leadership over the past 12 years as President and Chief Executive Officer, as well as his dedication and commitment to FirstCity and its predecessors in a variety of roles for nearly 25 years.  Jim is a leader in the industry, and FirstCity’s reputation has benefited from his oversight and guidance.  The Board appreciates all Jim has done for FirstCity and wishes him well in his retirement.”

The transaction is subject to the approval of FirstCity stockholders, antitrust clearances and other customary closing conditions.  Värde will not be obtaining debt financing for this transaction.

Haynes and Boone, LLP is serving as legal counsel and Lazard Middle Market LLC is serving as financial advisor to FirstCity in connection with the transaction.  Morris, Nichols, Arsht & Tunnell LLP is serving as Delaware legal counsel to FirstCity’s Board of Directors.  Mayer Brown LLP is serving as Värde’s legal counsel and Sandler O’Neill + Partners, L.P. is serving as its financial advisor.

Conference Call

A conference call will be held on Friday, December 21, 2012 at 10:00 a.m. Central Time to discuss the transaction. Details to access the call and webcast are as follows:

Web Access:	FirstCity’s web page -	www.fcfc.com/invest.htm or,
	CCBN’s Investor websites -	www.streetevents.com and,
www.earnings.com

Dial In Access:	Domestic:	866-510-0708
	International:	617-597-5377

	Passcode:	47611948

About Värde

Founded in 1993, Värde is a leading alternative investment fund manager with over $7.5 billion in assets under management. Värde’s expertise is in credit, distressed and special situation investing in a wide range of assets, including corporate securities, consumer loans, structured securities, real estate, and capital equipment.  With offices in Minneapolis, London and Singapore, Värde invests in markets across the globe.

About FirstCity Financial Corporation

FirstCity Financial Corporation is a diversified financial services company with operations dedicated primarily to distressed asset acquisitions and special situations investments. FirstCity has offices in the U.S. and affiliate organizations in Europe and Latin America. FirstCity common stock is listed on the NASDAQ Global Select Market (NASDAQ: FCFC).

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed merger, FirstCity will file a proxy statement with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES THERETO. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed by FirstCity at the Securities and Exchange Commission’s Web site at http://www.sec.gov. The proxy statement and such other documents may also be obtained for free from FirstCity by directing such request to the Corporate Secretary.

FirstCity and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the proposed merger. Information concerning the interests of FirstCity’s participants in the solicitation, which may be different than those of FirstCity stockholders generally, is set forth in FirstCity’s proxy statements and Annual Reports on Form 10-K, previously filed with the Securities and Exchange Commission, and in the proxy statement relating to the merger when it becomes available.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements based on the expectations of current FirstCity management. Those forward-looking statements include all statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statements. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against FirstCity and others following announcement of the merger agreement; (3) the inability to complete the merger due to the failure to obtain stockholder approval or the failure to satisfy other conditions to the completion of the merger, including the expiration or termination of the waiting period under the Hart-Scott-Rodino  Antitrust Improvements Act of 1976; (4) risks that the proposed transaction disrupts FirstCity’s current plans and operations and the potential difficulties in employee retention as a result of the merger; (5) the ability to recognize the benefits of the merger; (6) the amount of the costs, fees, expenses and charges related to the merger and the actual terms of certain financings that will be obtained for the merger; (7) legislative developments; (8) changes in tax and other laws; and (9) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all. Many of the factors that will determine the outcome of the subject matter of this press release are beyond FirstCity’s ability to control or predict. FirstCity undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

For FirstCity Financial Corporation: Suzy W. Taylor (866) 652-1810	For Värde: Jeff Thuringer (952) 893-1554